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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.  20549



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.      5     )*



                              Geneva Steel Company
--------------------------------------------------------------------------------
                                (Name of Issuer)



                              Class A Common Stock
                                 No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  372252-10-6
                        -------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

SEC 1745 (2-95)

CUSIP No.  372252-10-6               13G                Page  2   of   5   Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joseph A. Cannon
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER

                                1,031,276

  NUMBER OF           ----------------------------------------------------------
   SHARES               6    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
    EACH              ----------------------------------------------------------
  REPORTING             7    SOLE DISPOSITIVE POWER
   PERSON
    WITH                       1,031,276

                      ----------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,031,276
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.2%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1745 (2-95)

CUSIP No.  372252-10-6               13G                Page  3   of   5   Pages

ITEM 1.

      (a)  Name of Issuer:

              Geneva Steel Company (the "Company")

      (b)  Address of Issuer's Principal Executive Offices:

              10 South Geneva Road
              Vineyard, Utah  84058


ITEM 2.

      (a)  Name of Person Filing:

              Joseph A. Cannon

      (b)  Address of Principal Business Office or, if none, Residence:

              10 South Geneva Road
              Vineyard, Utah  84058

      (c)  Citizenship:

              United States

      (d)  Title of Class of Securities:

              Class A Common Stock, No Par Value

      (e)  CUSIP Number:

              372252-10-6


ITEM 3.

              This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


ITEM 4.       OWNERSHIP

              As of December 31, 1995, Mr. Cannon was the beneficial owner of 1,031,276 shares of the Company's Class A Common Stock, which shares represented 7.2% of the outstanding Class A Common Stock as determined by Rule 13d-3 under the Securities Exchange Act of 1934. Mr. Cannon beneficially held 931,519 shares individually with sole voting and investment power and 85,957 shares through Riverwood Limited Partnership, a Utah limited partnership, as general partner with sole voting

SEC 1745 (2-95)

CUSIP No.  372252-10-6               13G                Page  4   of   5   Pages

and investment power. The number of shares reported above includes 931,419 shares and 82,801 shares of Class A Common Stock that Mr. Cannon and Riverwood Limited Partnership, respectively, had the right to acquire upon the conversion of 9,314,191 shares and 828,013 shares of the Company's Class B Common Stock, respectively, at the rate of ten shares of Class B Common Stock for one share of Class A Common Stock. In addition, the number of shares reported above includes options to purchase 13,800 shares of Class A Common Stock, which options are either currently exercisable or exercisable within the next 60 days.


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              This statement is not being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be beneficial owners of more than five percent of the class of securities.


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not applicable.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

      Not applicable.


ITEM 10.      CERTIFICATION

      Not applicable.

SEC 1745 (2-95)

CUSIP No.  372252-10-6               13G                Page  5   of   5   Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       DATED:  February 23, 1996



                                       By /s/ Joseph A. Cannon
                                         ---------------------------------------
                                                     Joseph A. Cannon

SEC 1745 (2-95)